SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                              SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                       (Amendment No.                )*




                             Guest Supply, Inc.
_________________________________________________________________________
                              (Name of Issuer)


                                Common Stock
_________________________________________________________________________
                          (Title of Class of Securities)


                                 410630108
_________________________________________________________________________
                              (CUSIP Number)





Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                           CUSIP NO. 410630108


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons: Palisade Capital Management,
        L.L.C., Tax ID#: 22-3330049

(2)     Check the Appropriate Box if a Member of a Group (See
        Instructions)                                 (a)
                                                      (b)

(3)     SEC Use Only

(4)     Citizenship or Place of Organization:  New Jersey

Number of Shares Beneficially Owned by
Each Reporting Person With
                                  (5) Sole Voting
                                       Power:               340,000

                                  __________________________________
                                  (6) Shared Voting
                                        Power:               --

                                  __________________________________
                                  (7) Sole Dispositive
                                        Power:                  340,000
                                  __________________________________
                                  (8) Shared Dispositive
                                        Power:                --

                                  __________________________________

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         340,000
____________________________________________________________________________
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
_____________________________________________________________________________
(11)    Percent of Class Represented by Amount in Row (9):  5.6%
_____________________________________________________________________________
(12)    Type of Reporting Person (See Instructions):  IA
_____________________________________________________________________________


Item 1(a).  Name Of Issuer:  Guest Supply, Inc.
_____________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:
            720 U.S. Highway One, P.O. Box 6018, North Brunswick,
            New Jersey 08902
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.*

        * The shares reflected in this Schedule were formerly included in a report filed by the Whiffletree Division of Smith Barney. Effective
   April 10, 1995, the client accounts for which the shares of the Issuer were acquired were transferred to the reporting person.
_____________________________________________________________________________
Item 2(b).  Address of Principal Business Office or, if None, Residence:
            One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
_____________________________________________________________________________
Item 2(c).  Citizenship:  New Jersey
_____________________________________________________________________________
Item 2(d).  Title of Class of Securities:  Common Stock
_____________________________________________________________________________
Item 2(e).  CUSIP No.:  410630108
_____________________________________________________________________________

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

        (a)     [ ] Broker or Dealer registered under Section 15 of the Act.

        (b)     [ ] Bank as defined in section 3(a)(6) of the Act.

        (c)     [ ] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

        (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

        (h)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

        (a)     Amount Beneficially Owned (as of December 31, 1995):

           340,000

        (b)     Percent of Class (as of December 31, 1995):

                        5.6%

        (c)     Number of Shares as to which such person has:

                (i)     sole power to vote or to direct the vote   340,000

                (ii)    shared power to vote or to direct the vote     --

                (iii) sole power to dispose or to direct the disposition of 340,000

                (iv)    shared power to dispose or to direct the disposition
                        of         --


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

        The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 12, 1996
                                         (Date)



                                      /s/ Steven E. Berman
                                         (Signature)



                                         Steven E. Berman/Member
                                         ___________________________________
                                         (Name/Title)